SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                CAROLINA INVESTMENT PARTNERS, LIMITED PARTNERSHIP
                            (Name of Subject Company)

    MPF-NY 2005, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP INCOME FUND 16, LLC; MPF DEWAAY PREMIER FUND 3, LLC; MPF BLUE RIDGE I, LLC; MPF BLUE RIDGE II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 3,
         LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC;
                       AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                  Copy to:
Christine Simpson                                 Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                    MacKenzie Patterson Fuller, LP
1640 School Street                                1640 School Street
Moraga, California  94556                         Moraga, California  94556
(925) 631-9100 ext.224                            (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $2,324,325                                             $248.70

 * For purposes of calculating the filing fee only. Assumes the purchase of 5,469 Units at a purchase price equal to $425 per Unit in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $248.70
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: May 1, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of May 1, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MP Value Fund 7, LLC; MP Income Fund 16, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Blue Ridge I, LLC; MPF Blue Ridge II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF Flagship Fund 10, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in Carolina Investment Partners, Limited Partnership (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $425 per Unit, less the amount of any distributions declared or made with respect to the Units between May 1, 2006 (the "Offer Date") and June 3, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 1, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Purchasers are making the following additional disclosure: if we are unable to transfer Units purchased in the Offer due to restrictions in the Partnership Agreement, but we accept the Units for payment and pay for them upon confirmation from the general partner that the Partnership will change the address of record for distributions and reports, the transaction will be complete from a legal and tax standpoint, in our opinion. Thus, you should consider the tax implications of that situation prior to tendering (i.e., the tax situation should be identical to a completed transfer--you would be deemed legally to have sold your Units.) Further, the actual transfer of the Units on the records of the Partnership may be delayed for an indefinite period of time.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 1, 2006

MPF-NY 2005, LLC; MPF Flagship Fund 9, LLC; MPF Flagship Fund 11, LLC; MP Value Fund 7, LLC; MP Income Fund 16, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Blue Ridge I, LLC; MPF Blue Ridge II, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 3, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF Flagship Fund 10, LLC

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President